                                [O'REILLY LOGO]

                    O'REILLY CLOSES TENDER OFFER FOR HI/LO

     January 27, 1998 - O'Reilly Automotive, Inc. ("O'Reilly") (Nasdaq-ORLY) announced today that it has completed its cash tender offer to purchase all the outstanding shares of common stock of Hi-Lo Automotive, Inc. ("Hi/LO") at a price of $4.35 per share.

     O'Reilly reported that it has been advised by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, that a total of 9,776,550 shares have been tendered pursuant to the offer (including 64,052 shares subject to guarantees of delivery), which expired at midnight, New York City time on Monday, January 26, 1998, and that all such shares have been accepted for payment.

     After giving effect to the purchase of the shares tendered, O'Reilly beneficially owns approximately 90.4% of the outstanding Hi/LO shares. 1,034,213 shares were not tendered in the offer.

     As previously announced, O'Reilly and Hi/LO intend to effect a merger pursuant to which Hi/LO will become a wholly-owned subsidiary of O'Reilly and all remaining Hi/LO stockholders (other than O'Reilly) will have the right to receive the same $4.35 per share in cash paid in the tender offer. It is currently anticipated that the merger transaction will be completed in the near future.

     O'Reilly is a leading specialty retailer and supplier of automotive aftermarket parts, tools, supplies, equipment and accessories to both do-it-yourself customers and professional mechanics and service technicians. Founded in 1957 by the O'Reilly family, the company currently operates stores within the states of Missouri, Arkansas, Kansas, Oklahoma, Nebraska, Illinois and Iowa.

     Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors will not affect the accuracy of such forward-looking statements.

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                  For more information, please contact:
                                                 James R. Batten
                                                 233 S. Patterson
                                                 Springfield, MO 65802
                                                 417-862-6708
                                Or, visit our web-site at http://oreillyauto.com